Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	For the Six Months Ended June 30,	For the Year Ended December 31,
	2010	2009	2008	2007	2006	2005
		(In thousands)
Earnings
Loss from continuing operations before income taxes	$(37,188)	$(15,127)	$(26,536)	$(68,646)	$(61,795)	$(20,555)
Fixed charges	1,159	796	10,052	2,714	939	763
Amount attributable to noncontrolling interest in Symphony Dynamo, Inc.	—	4,233	5,707	8,675	9,743	—

Earnings, as defined	$(36,029)	$(10,098)	$(10,777)	$(57,257)	$(51,113)	$(19,792)

Fixed charges:
Interest expense	$830	$124	$9,157	$1,719	$99	$190
Estimated interest component of rent expenses	329	672	895	995	840	573

Total fixed charges	$1,159	$796	$10,052	$2,714	$939	$763

Deficiency of earnings available to cover fixed charges(1)	(37,188)	(15,127)	(26,536)	(68,646)	(61,795)	(20,555)

(1):	Earnings, as described above, were insufficient to cover fixed charges in each year.